SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

COMVERGE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

205859101
(CUSIP Number)

Ardsley Advisory Partners
262 Harbor Drive, 4th Floor
Stamford, CT 06902

Attention: Steven Napoli

(203) 564-4230
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

--------------------------
*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205859101	SCHEDULE 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 477,500 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 477,500 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,500 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 205859101	SCHEDULE 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 364,400 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 364,400 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,400 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 205859101	SCHEDULE 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Ardsley Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,100 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,100 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,100 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 205859101	SCHEDULE 13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Renewable Energy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 523,900 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 523,900 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,900 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 205859101	SCHEDULE 13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Ardsley Renewable Energy Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 126,000 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 126,000 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 205859101	SCHEDULE 13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Ardsley Advisory Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,750,000 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 205859101	SCHEDULE 13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Ardsley Partners I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,365,800 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,365,800 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,365,800 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 205859101	SCHEDULE 13D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON Philip J. Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,750,000 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205859101	SCHEDULE 13D	Page 10 of 18 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the "Shares"), of Comverge, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5390 Triangle Parkway, Suite 300, Norcross, Georgia, 30092.

Item 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13 D is filed by:

(i)	Ardsley Partners Fund II, L.P., a Delaware limited partnership ("AP II"), with respect to the shares of Common Stock, par value $0.001 per share ("Common Stock") directly held by it;

(ii)	Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership ("Ardsley Institutional"), with respect to the shares of Common Stock directly held by it;

(iii)	Ardsley Offshore Fund, Ltd., a British Virgin Islands corporation ("Ardsley Offshore"), with respect to the shares of Common Stock directly held by it;

(iv)	Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Ardsley Energy"), with respect to the shares of Common Stock directly held by it;

(v)	Ardsley Renewable Energy Offshore Fund, Ltd., a British Virgin Islands Corporation ("Ardsley Energy Offshore"), with respect to the shares of Common Stock directly held by it;

(vi)
Ardsley Advisory Partners, a New York general partnership ("Ardsley") which serves as Investment Manager of Ardsley Offshore and Ardsley Energy Offshore and as Investment Adviser of AP II, Ardsley Institutional, Ardsley Energy and certain managed accounts, with respect to the shares of Common Stock directly held by Ardsley Offshore, Ardsley Energy Offshore, AP II, Ardsley Institutional, Ardsley Energy and certain managed accounts;

(vii)
Ardsley Partners I, a New York general partnership ("Ardsley Partners") which serves as General Partner of AP II, Ardsley Institutional and Ardsley Energy with respect to the shares of Common Stock directly held by AP II, Ardsley Institutional and Ardsley Energy; and

(viii)
Philip J. Hempleman ("Mr. Hempleman"), the Managing Partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock directly held by AP II, Ardsley Institutional, Ardsley Energy, Ardsley Offshore, Ardsley Energy Offshore and the managed accounts and with respect to the shares of Common Stock directly held by certain accounts managed by him directly.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)           The address of the business office of each of the Reporting Persons, with the exception of Ardsley Offshore and Ardsley Energy Offshore is 262 Harbor Drive, Stamford, Connecticut 06902.

The address of the registered office of Ardsley Offshore and Ardsley Energy Offshore is Romasco Place, Wickhams Cay 1, Road Town Tortola, British Virgin Islands.

CUSIP No. 205859101	SCHEDULE 13D	Page 11 of 18 Pages

(c)           The principal business of: (i) AP II is to serve as a private investment limited partnership, (ii) Ardsley Institutional is to serve as a private investment limited partnership, (iii) Ardsley Offshore is to serve as a private investment exempted company, (iv) Ardsley Energy is to serve as a private investment limited partnership, (v) Ardsley Energy Offshore is to serve as a private investment exempted company, (vi) Ardsley is to serve as investment manager to a variety of private investment funds, including AP II, Ardsley Institutional, Ardsley Offshore, Ardsley Energy and Ardsley Energy Offshore and to make investment decisions on behalf of these private investment funds, (vii) Ardsley Partners is to serve as the general partner of AP II, Ardsley Institutional and Ardsley Energy and (viii) Mr. Hempleman, an individual, is to serve as Managing Partner of Ardsley and Ardsley Partners.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           APII, Ardsley Institutional and Ardsley Energy are limited partnerships organized under the laws of the State of Delaware.  Ardsley Offshore and Ardsley Energy Offshore are companies organized under the laws of the British Virgin Islands.  Ardsley and Ardsley Partners are general partnerships organized under the laws of the State of New York.  Mr. Hempleman is a United States citizen.

The Reporting Persons have executed a Joint Acquisition Statement, dated August 11, 2011, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Funds for the purchase of the Shares by APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy and Ardsley Energy Offshore reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.  A total of approximately $10 million was paid to acquire the Shares reported herein.

CUSIP No. 205859101	SCHEDULE 13D	Page 12 of 18 Pages

Item 4.	PURPOSE OF THE TRANSACTION.

The Reporting Persons originally acquired the Shares for investment in the ordinary course of its business because the Reporting Persons believed that the Shares, when purchased, represented an attractive investment opportunity.

On August 2, 2011, Ardsley sent a letter to the Chairman of the board of directors of the Company (the "August 2, 2011 Letter") encouraging the Company to make certain changes to the Company's structure and strategy, including, exploring a sale of the Company, reducing corporate overheard and making its financial objectives public.  In addition, Ardsley asked the board of directors of the Company to suspend any dilutive capital activity until the foregoing changes have been made to the Company's structure and strategy.  This summary of the August 2, 2011 Letter does not purport to be complete and is qualified in its entirety by reference to the text of the August 2, 2011 Letter,  a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.  The Reporting Persons have had, and expect to continue to have, discussions with management, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares, voting for or against and expressing support for or against any proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

A.           Ardsley Partners Fund II, L.P.

(a)	As of the date hereof, APII may be deemed the beneficial owner of 477,500 Shares.

Percentage: Approximately 1.9% as of the date hereof.  The percentages used herein and in the rest of the Schedule 13D are calculated based upon 25,486,747 Shares outstanding, which reflects the number of Shares outstanding, as of July 27, 2011, as reported in the Company's Quarterly Report on Form 10-Q filed on August 9, 2011.

CUSIP No. 205859101	SCHEDULE 13D	Page 13 of 18 Pages

(b)       1.      Sole power to vote or direct vote: 0
2.      Shared power to vote or direct vote: 477,500 Shares
3.      Sole power to dispose or direct the disposition: 0
4.      Shared power to dispose or direct the disposition:  477,500 Shares

(c)	The transactions in the Shares within the last sixty days by APII, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

B.           Ardsley Partners Institutional Fund, L.P.

(a)	As of the date hereof, Ardsley Institutional may be deemed the beneficial owner of 364,400 Shares.

Percentage: Approximately 1.4% as of the date hereof.

(b)       1.      Sole power to vote or direct vote: 0
2.      Shared power to vote or direct vote: 364,400 Shares
3.      Sole power to dispose or direct the disposition: 0
4.      Shared power to dispose or direct the disposition:  364,400 Shares

(c)	The transactions in the Shares within the last sixty days by Ardsley Institutional, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

C.           Ardsley Offshore Fund, Ltd.

(a)	As of the date hereof, Ardsley Offshore may be deemed the beneficial owner of 33,100 Shares.

Percentage: Approximately 0.1% as of the date hereof.

(b)       1.      Sole power to vote or direct vote: 0
2.      Shared power to vote or direct vote: 33,100 Shares
3.      Sole power to dispose or direct the disposition: 0
4.      Shared power to dispose or direct the disposition:  33,100 Shares

CUSIP No. 205859101	SCHEDULE 13D	Page 14 of 18 Pages

(c)	The transactions in the Shares within the last sixty days by Ardsley Offshore, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

D.           Ardsley Partners Renewable Energy Fund, L.P.

(a)	As of the date hereof, Ardsley Energy may be deemed the beneficial owner of 523,900 Shares.

Percentage: Approximately 2.1% as of the date hereof.

(b)   1.      Sole power to vote or direct vote: 0
2.      Shared power to vote or direct vote: 523,900 Shares
3.      Sole power to dispose or direct the disposition: 0
4.      Shared power to dispose or direct the disposition:  523,900 Shares

(c)	The transactions in the Shares within the last sixty days by Ardsley Energy, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

E.           Ardsley Renewable Energy Offshore Fund, Ltd.

(a)	As of the date hereof, Ardsley Energy Offshore may be deemed the beneficial owner of 126,000 Shares.

Percentage: Approximately 0.5% as of the date hereof.

(b)   1.      Sole power to vote or direct vote: 0
2.      Shared power to vote or direct vote: 126,000 Shares
3.      Sole power to dispose or direct the disposition: 0
4.      Shared power to dispose or direct the disposition:  126,000 Shares

(c)	The transactions in the Shares within the last sixty days by Ardsley Energy Offshore, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

CUSIP No. 205859101	SCHEDULE 13D	Page 15 of 18 Pages

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

F.           Ardsley Advisory Partners

(a)
As of the date hereof, Ardsley, as the investment manager of APII, Ardsley Institutional, Ardsley Offshore,  Ardsley Energy and Ardsley Energy Offshore may be deemed the beneficial owner of the 1,750,000 Shares held by APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy and Ardsley Energy Offshore.

Percentage: Approximately 6.9% as of the date hereof.

(b)   1.      Sole power to vote or direct vote: 0
2.      Shared power to vote or direct vote: 1,750,000 Shares
3.      Sole power to dispose or direct the disposition: 0
4.      Shared power to dispose or direct the disposition:  1,750,000 Shares

(c)	See Schedule B.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

G.           Ardsley Partners I.

(a)
As of the date hereof, API as the general partner of APII, Ardsley Institutional and Ardsley Energy may be deemed the beneficial owner of the 1,365,800 Shares held by APII, Ardsley Institutional and Ardsley Energy.

Percentage: Approximately 5.4% as of the date hereof.

(b)   1.      Sole power to vote or direct vote: 0
2.      Shared power to vote or direct vote: 1,365,800 Shares
3.      Sole power to dispose or direct the disposition: 0
4.      Shared power to dispose or direct the disposition:  1,365,800 Shares

(c)	See Schedule B.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP No. 205859101	SCHEDULE 13D	Page 16 of 18 Pages

H.           Philip J. Hempleman

(a)
As of the date hereof, Mr. Hempleman, (i) as the managing partner of Ardsley and Ardsley Partners and may be deemed the beneficial owner of the 1,750,000 Shares held by APII, Ardsley Institutional, Ardsley Offshore, Ardsley Energy and Ardsley Energy Offshore.

Percentage: Approximately 6.9% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0
2.      Shared power to vote or direct vote: 1,750,000 Shares
3.      Sole power to dispose or direct the disposition: 0
4.      Shared power to dispose or direct the disposition:  1,750,000 Shares

(c)	See Schedule B.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

In addition to the Shares reported herein, as of the date hereof, certain Ardsley employees responsible for managing the holdings reported herein separately own an aggregate of 77,500 Shares, representing approximately 0.3% of the outstanding Shares of the Company.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: August 2, 2011 Letter

CUSIP No. 205859101	SCHEDULE 13D	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  August 11, 2011

ARDSLEY PARTNERS FUND II, L.P.
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

BY:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

BY:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY ADVISORY PARTNERS

BY:	/s/ Steve Napoli
Steve Napoli
Partner

CUSIP No. 205859101	SCHEDULE 13D	Page 18 of 18 Pages

ARDSLEY PARTNERS I

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY:	/s/ Steve Napoli*
Steve Napoli
As Attorney-in-fact for Philip J. Hempleman

*Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”).  To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON:  ARDSLEY OFFSHORE FUND, LTD.

Willy Weber serves as director of Ardsley Offshore.  His business address is WW Management Limited, John F. Burrows Building, 87 Front Street, 1st Floor, Hamilton HM12, Bermuda. His principal occupation is serving as a President of WW Management Limited.  Mr. Weber is a citizen of Switzerland.

Neil Glass serves as director of Ardsley Offshore.  His business address is WW Management Limited, John F. Burrows Building, 87 Front Street, 1st Floor, Hamilton HM12, Bermuda. His principal occupation is serving as General Manager of WW Management Limited.  Mr. Glass is a citizen of Canada.

Steven Napoli serves as director of Ardsley Offshore.  His business address is 262 Harbor Drive, 4th Floor, Stamford, CT 06902. His principal occupation is serving as Chief Financial Officer of Ardsley Partners.  Mr. Napoli is a citizen of the United States of America.

REPORTING PERSON:  ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

Willy Weber serves as director of Ardsley Energy Offshore.  His business address is WW Management Limited, John F. Burrows Building, 87 Front Street, 1st Floor, Hamilton HM12, Bermuda. His principal occupation is serving as a President of WW Management Limited.  Mr. Weber is a citizen of Switzerland.

Neil Glass serves as director of Ardsley Energy Offshore.  His business address is WW Management Limited, John F. Burrows Building, 87 Front Street, 1st Floor, Hamilton HM12, Bermuda. His principal occupation is serving as General Manager of WW Management Limited.  Mr. Glass is a citizen of Canada.

Steven Napoli serves as director of Ardsley Energy Offshore.  His business address is 262 Harbor Drive, 4th Floor, Stamford, CT 06902. His principal occupation is serving as Chief Financial Officer of Ardsley Partners.  Mr. Napoli is a citizen of the United States of America.

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated in the open market through a broker.

ARDSLEY PARTNERS FUND II, L.P.

Trade Date	Shared Purchased (Sold)	Price ($)*
6/15/2011	32,500	$2.7638
7/26/2011	13,600	$3.4367

ARDSLEY PARTNERS INSTITUTIONAL FUND, LTD.

Trade Date	Shared Purchased (Sold)	Price ($)*
6/15/2011	17,500	$2.7638
7/26/2011	10,500	$3.4367

ARDSLEY OFFSHORE FUND, LTD.

Trade Date	Shared Purchased (Sold)	Price ($)*
7/26/2011	900	$3.4367

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

Trade Date	Shared Purchased (Sold)	Price ($)*
6/1/2011	10,255	$3.5702
6/3/2011	14,900	$3.1000
6/13/2011	15,000	$2.9779
7/11/2011	17,400	$3.1500
7/12/2011	26,900	$3.2844

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

Trade Date	Shared Purchased (Sold)	Price ($)*
6/1/2011	2,500	$3.5702
6/3/2011	2,900	$3.1000
6/13/2011	3,600	$2.9779
7/11/2011	3,900	$3.1500
7/12/2011	6,500	$3.2844

HFR HE ARDSLEY MASTER TRUST

Trade Date	Shared Purchased (Sold)	Price ($)*
6/1/2011	500	$3.5700
6/3/2011	7,200	$3.1000
6/13/2011	6,400	$2.9800
7/11/2011	8,700	$3.1500
7/12/2011	11,600	$3.2800

* Excluding commissions.

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  August 11, 2011

ARDSLEY PARTNERS II, L.P.
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

BY:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

BY:	/s/ Steve Napoli
Steve Napoli
Director

ARDSLEY ADVISORY PARTNERS

BY:	/s/ Steve Napoli
Steve Napoli
Partner

ARDSLEY PARTNERS I

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY:	/s/ Steve Napoli*
As attorney in fact for Philip J. Hempleman

*Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

EXHIBIT 2

Mr. Alec Dreyer
Chairman of the Board
Comverge, Inc.
5390 Triangle Parkway, Suite 300
Norcross, GA 30092

August 2, 2011

Dear Mr. Dreyer:

Ardsley Partners and its affiliates today own 1.75m shares of Comverge common stock, representing over 6% of the company’s outstanding shares.  We have built this position with the belief that the market is severely undervaluing the company’s market position, contracted backlog, and other assets.

While we disagree with the market, we also understand why it would make this determination.  Through our interaction with various members of management since Comverge’s IPO in 2007, we have come to believe that the company’s officers and Board of Directors have not managed Comverge to near its full potential.  With the understanding that the balance sheet of the company is now stretched to the point where additional capital will be necessary in the near future, we wish to suggest some corrective measures that would help to assuage the market that, indeed, the Board’s interests are aligned with those of shareholders.

It is also worth mentioning that the Board/shareholder alignment is not immediately apparent.  Collectively, the Board (outside of Mr. Scott Ungerer’s affiliation with EnerTech Capital) own just 1.5% of outstanding common stock.  For an outlandishly well-compensated Board that includes a successful venture capitalist, a former FERC commissioner, and several current and ex-officers of large public companies, this is not a vote of confidence that allows us, as your shareholders, to sleep well at night.

Thus, Ardsley will shortly file a Form 13D.  In this capacity, and as one of your largest shareholders, we ask that the Board of Directors forestall any potentially dilutive capital activity until the following changes have been made to the company’s structure and strategy.  These changes should take three forms:

1.	The Board should hire a banker to explore the sale of the company.

2.
The Board should instruct management to drastically reduce its corporate overhead to bring it in line with that of its peers.  This should include significant salary cuts to both senior management and the board of directors, reflecting that Comverge is now a company with a $75m market cap.

3.	After changes to the cost structure are finalized, Management must make its revised financial objectives public in the form of guidance and a path to profitability.

Sale of Company:

As we mentioned, it is Ardsley’s belief that Comverge’s assets are being dramatically underpriced by the market.  We believe that this implies an exceedingly high cost of capital.  In an environment where much larger and better-capitalized firms have entered hoping to capitalize on prospective growth, a high cost-of-capital is a Sisyphean weight to bear.  This has been reflected in Comverge’s lackluster contract wins of late, and its inability to deliver satisfying results in the 2014-15 RPM auction held in the spring.  It is difficult to compete when the likes of Honeywell, Johnson Controls, and Siemens are devoting significant resources to take share.

However, this apparent weakness is also a strength.  Due to its early strategic positioning and the structure of the major demand response markets, Comverge now has amassed over $570 million of future revenue.  This is revenue that, despite their considerable resources, Honeywell and its peers cannot win.  And so, it makes sense that they will wish to accelerate their footprint in the demand response markets via selective acquisitions.  As a market leader with high overhead, Comverge is an ideal acquisition target.

On 7/29/2011, Shareholder Advocates for Value Enhancement (SAVE) published a letter to the Board outlining a framework for an acquisition of Comverge for between $6.50-10/share.  We agree with SAVE’s assessment and think that they are being appropriately conservative.  We would encourage an outright sale of the company at these levels.  We believe that the Board should immediately hire a banker to advise on such a transaction.

Cuts to Corporate Overhead:

Among the sample of seven peers in the chart below, average 2010 G&A expense as a percentage of revenue was 17.7%.  Comverge’s was 33%.  This should be an embarrassment to all company officials, and steps should be taken to immediately reduce this expense in line with industry standards.

	FY10 Sales	FY2010 G&A	FY2010 OpEx	G&A (% of Sales)	OpEx (% of Sales)
EnerNOC	$280.16	$53.58	$109.11	19.1%	38.9%
Echelon	$111.04	$17.65	$77.47	15.9%	69.8%
RuggedCom	$93.97	$10.22	$38.87	10.9%	41.4%
LIME Energy*	$95.72	$25.88	$26.47	27.0%	27.7%
Active Power	$64.96	$5.32	$21.82	8.2%	33.6%
Power Secure	$97.51	$29.34	$37.25	30.1%	38.2%
Orion Energy	$92.46	$11.43	$27.50	12.4%	29.7%
Group Average				17.7%	39.9%
Top Quartile				10.3%	28.7%
Comverge**	$119.39	$39.36	$63.67	33.0%	53.3%

Given the 2011 $140m revenue target represented to Partners For Growth in an exhibit to the most recent 10-Q, this G&A target should be $25m.  Annualizing the Q1 financials, the current run rate is $41m.  Thus, management should be charged with the elimination of $16m of annual corporate overhead.

In its recent pre-announcement, management stated that are taking measures to eliminate $4-4.5m of operating expense.  This is a start, but not nearly enough.

We have several suggestions:

1.
The Board of Directors is paid too much.  Their annual retainer is $63k with $108k in recurring option grants.  In a 2010 report prepared for the board of another Ardsley holding (of a similar size/sector as Comverge), the base board retainer was recommended at $35k/year with annual option grants of $5k.  This recommendation was immediately adopted by the chair of the compensation committee, who had previously been the CFO of two Fortune 100 companies.  Adopting this more reasonable compensation recommendation to Comverge’s eight person board would result in annual cost savings of over $1m per year, or $0.04/share.  It would also send an important cultural signal to Comverge’s managers – that operational leanness is the new norm.

2.
Management is also paid too much.  The top seven most senior managers are under contract to make $2.0m in base salary alone.  In addition, their contracts set forth cash and option bonus based off of three levels of performance: “Threshold,” “Target,” and “Maximum.”  In academic parlance, this might be akin to ‘C’, ‘B’, and ‘A’ test scores.  The chart below shows these contractual terms:

($000s)		2011	Cash Bonus (% of Base)			Cash Bonus ($)			Option Bonus (% of Base)			Option Bonus ($)			Total Comp ($)
Executive	Title	Salary	Threshold	Target	Max	Threshold	Target	Max	Threshold	Target	Max	Threshold	Target	Max	Threshold	Target	Max
Young	CEO	$450	37.5%	50%	100%	$225	$450	$1,013	2.25x	300x	3.75x	$1.013	$1,350	$1,688	$1,1688	$2,250	$3,150
Mathieson	CFO	$325	25%	50%	100%	$163	$325	$367	1.13x	1.50x	1.90x	$367	$488	$618	$855	$1,138	$1,130
Camino	CMO	$300	25%	50%	100%	$150	$300	$339	1.13x	1.50x	1.90x	$339	$450	$570	$789	$1,050	$1,209
Moffitt	VP Eng	$300	25%	50%	100%	$150	$300	$339	1.13x	1.50x	1.90x	$339	$450	$570	$789	$1,050	$1,209
Myszka	VP Prog	$250	25%	50%	100%	$125	$250	$283	1.13x	1.50x	1.90x	$283	$375	$475	$658	$875	$1,008
Vos	VP Prod	$210	25%	50%	100%	$105	$210	$237	1.13x	1.50x	1.90x	$237	$315	$399	$552	$735	$846
Smith	Gen Csl	$210	25%	50%	100%	$105	$210	$237	1.13x	1.50x	1.90x	$237	$315	$399	$552	$735	$846
Total		$2,045				$1,023	$2,045	$2,815				$2,815	$3,743	$4,718	$5,882	$7,883	$9,578
Average		$292													$840	$1,119	$1,368
% of 2011 Revenue		1.5%													4.2%	5.6%	6.8%

As you can see, under “threshold” performance goals defined by the Compensation Committee, an additional $3.8m will be paid to these managers.  At “target” levels, that bonus is $5.2m.  Given that any bonuses were paid in an abysmal 2010, I suggest that “threshold” performance is a forgone conclusion.  I do not know how the Board justifies average annual compensation of $840k (4.2% of overall company revenue) for ‘C’ students, but this must change.  Reducing “threshold” bonuses by 75% would save the company nearly $2.9m, or $0.12/share.  Under this plan, each manager would still make $430k for failing to meet their financial objectives.  I’m sure that if this led to attrition, there will be plenty of candidates to take over these positions.

3.
Comverge portrays to investors a culture of extravagancies.  In a recent management meeting, the CEO, Blake Young, handed me a business card made of metal.  I do not know how much these metal cards cost, but I can assume that it is orders of magnitude higher than the simple paper cards that we use at our (profitable) firm.  More importantly, metal cards add no shareholder value and are a bad signal to investors.  Comverge must immediately cut all non-essential expenditures.  I would suggest the formation of an operating committee by the Board that would proactively seek out these cuts.  This committee, of course, should not pay committee fees.

Merely implementing the specific suggestions that we mentioned, along with the $4.5m already targeted by management, would reduce Comverge’s G&A by $8.4m (to 22% of 2011 revenue).  While this should not be the end goal, it would certainly be a down payment on credible Board action.

Financial Guidance:

At its last annual earnings call, Comverge management opted to withhold full year guidance to its investors.  This snapped a four-year streak of issuing revenue guidance.  What is particularly disconcerting is that management constantly trumpets the superior visibility and stability afforded by its long-term contracts.  So why withhold guidance?  When asked by investors (including Ardsley), management suggested that they wished to build credibility by only putting out guidance when they were sure of meeting it.  While this argument may have had merit in March, it is now August.  The idea that investors will give management future credibility based on their ability to ‘forecast’ revenues that have largely already been booked is, quite simply, paradoxical.

More importantly, management has refused to project a long-term path to profitability.  They have been mulling an analyst day for nearly a year, and yet this event has been beset with delays and cancellations.  The last time, the push-out was blamed on CFO David Mathieson’s hiring; how could a new CFO lay out a company’s path to profitability before he understood the business?  That is a fair point, but the reverse is also true: investors should not be asked to purchase stock from a CFO who still is learning the business.

Thus, we charge management and Board with the following imperative: tell investors what they are buying before trying to sell them something.

In conclusion, our directive should be clear: before the Board dilutes its shareholders with an equity offering at a depressed level, it has the fiduciary duty to determine the true worth of the company by undertaking a well-publicized auction of the company.  Concurrently, given that a sale is no certainty, the Board must take immediate steps to right-size corporate expenses, including Board expenses, to be commensurate with the size of the company.  Finally, the company must take a more transparent approach towards investor communication by publishing short and long-term financial objectives on a regular basis.

Barring an immediate action plan addressing the above three points, we will reevaluate our position as a stock holder, reserving all of our rights as such.

With Kind Regards,

/s/ Ben Block

Ben Block
Partner
Ardsley Partners
262 Harbor Drive, 4th Floor
Stamford, CT 06902